Exhibit 12.2

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Mellon Financial Corporation (and its subsidiaries)

	Quarter ended		Nine months ended

	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
(dollar amounts in millions)	2001	2000	2001	2000

Income from continuing operations before income taxes	$272	$303	$744	$911
Fixed charges: interest expense (excluding interest on deposits), one-third of rental expense net of income from subleases, and amortization of debt issuance costs	101	140	358	428

Total earnings (as defined), excluding interest on deposits	373	443	1,102	1,339
Interest on deposits	133	98	352	276

Total earnings (as defined)	$506	$541	$1,454	$1,615

Ratio of earnings (as defined) to fixed charges:
Excluding interest on deposits	3.70	3.16	3.08	3.13
Including interest on deposits	2.16	2.27	2.05	2.29